

Mail Stop 3561

April 13, 2011

<u>Via U.S. Mail</u>

Mr. James B. Gattoni, Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

> **Re:** **Landstar System, Inc.**
> **Form 10-K for the fiscal year ended December 25, 2010**
> **Filed February 23, 2011**
> **File No. 000-21238**

Dear Mr. Gattoni:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief